August 6, 2010

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attn: Mr. Russell Mancuso	VIA EDGAR

Re:	EnteroMedics Inc.

Form 10-K for the year ended December 31, 2009

Filed March 29, 2010

File No. 001-33838

Ladies and Gentlemen:

On behalf of EnteroMedics Inc. (“EnteroMedics” or the “Company”) we are responding to the letter dated July 27, 2010 (the “Comment Letter”) from Russell Mancuso, Branch Chief, Securities and Exchange Commission (the “Commission”).

Set forth below are the responses to the Comment Letter. For ease of reference, each comment contained in the Comment Letter appears directly above EnteroMedics’ corresponding response.

Item 10. Directors, Executive Officers and Corporate Governance, page 95

1. We refer to your disclosure under “Director Qualifications and Selection Process” on page 14 of your definitive proxy statement that you have incorporated by reference to your Form 10-K. While we note your disclosure that you do not “have a policy with regard to the consideration of diversity in identifying director nominees,” please tell us and revise your future filings to explain how the nominating and governance committee considers “gender and ethnic diversity” in evaluating director nominees. See Regulation S-K Item 407(c)(2)(vi).

Response:

The disclosure referred to on page 14 of the Company’s definitive proxy statement was intended to address the requirement set forth in Item 407(c)(2)(vi) of Regulation S-K that companies indicate whether and, if so, how diversity is considered in identifying directors. As disclosed, the Company’s Nominating and Governance Committee, acting in accordance with its charter, determines the required selection criteria and qualifications of director nominees based upon the needs of the Company at the time nominees are considered. One of the criteria that the Nominating and Governance Committee may consider in identifying potential director nominees is gender and ethnic diversity. However, the Nominating and Governance Committee has the discretion to change or modify the criteria it considers in the director nomination process as it deems necessary to fulfill its responsibility to the Company. To date, the Nominating and Governance Committee has not adopted a formal, written policy requiring the consideration of diversity or any other criteria in the director nomination process. Based on the Staff’s comment, the Company will clarify the Nominating and Governance Committee’s use of diversity in the director nomination process in future filings.

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August 6, 2010

2. We refer to your disclosure under “Executive Officers” on page 20 of your definitive proxy statement. In future filings, please expand your disclosure with respect to Daniel Cohen to clarify the dates that he served as Senior Vice President for US Oncology and briefly explain the nature of the responsibilities undertaken by Mr. Cohen in prior positions to provide more complete disclosure as to his prior business experience. Refer to Regulation S-K Item 401(e)(1). In your response, please provide us the sample disclosure that you plan to include in future filings.

Response:

In response to the Staff’s comment, we propose to revise Mr. Cohen’s biography in future filings to read as follows:

“Daniel L. Cohen, has served as our Senior Vice President of Government Relations and Health Policy since September 2009. From March to September 2009, Mr. Cohen worked as a consultant for the company, assisting us with reimbursement policies. From 2006 to 2009, Mr. Cohen served as Senior Vice President for Government Relations and Public Policy for US Oncology and, from 2003 to 2006, he served as Vice President Global, Corporate and Government Affairs for Inamed Corporation. Mr. Cohen also served as a consultant for Inamed Corporation from 2001 to 2003 and for Inamed, a division of Allergan, Inc., from 2006 to 2008, providing strategic advice with respect to medical device-related regulatory issues. Mr. Cohen holds a Master of Arts in Liberal Studies/International Affairs from Georgetown University and a Bachelor of Science Degree from Willamette University.”

Item 11. Executive Compensation, page 95

3. We note that you have not included any disclosure in your proxy statement in response to Regulation S-K Item 402(s). Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process that you undertook to reach such conclusion.

Response:

The Company did not include any disclosure in response to Item 402(s) of Regulation S-K because it concluded that its compensation policies and practices did not create risks that were reasonably likely to have a material adverse effect on the Company. The process undertaken to reach this conclusion included a discussion of the requirements of Item 402(s) of Regulation S-K as well as a related review of the purpose and structure of the Company’s compensation policies and practices by the Company’s senior management, Board of Directors and Compensation Committee. This review included an assessment of the incentives created by the Company’s compensation programs, the administration of such compensation programs, the accounting and

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auditing practices related to such compensation programs and the potential risks associated with such compensation programs. Due to the Company’s size and the nature of its compensation programs, which primarily consist of cash bonuses tied to annual performance objectives pursuant to a management incentive plan (for senior executives), stock options awarded pursuant to a stock incentive plan, medical insurance benefits and a 401(k) retirement savings plan, the Company’s senior management, Board of Directors and Compensation Committee were in a position to appropriately assess and evaluate the Company’s compensation policies and practices without the need for additional processes and procedures. The results of these discussions and reviews supported the Company’s conclusion that risks arising from its compensation policies and procedures for employees are not reasonably likely to have a material adverse effect on the Company.

4. We refer to your disclosure under “Compensation Determination Process” on page 21 of your definitive proxy statement. In future filings, please disclose the peer group of selected medical device companies against which you compare your compensation levels. Please also tell us and clarify in future filings how the compensation committee uses the comparative information to make actual compensation decisions. For example, we note from your disclosure in the penultimate paragraph on page 21 that in 2010 the compensation committee approved base salary increases to certain named executive officers, but it is unclear what specific factors led to this decision. Please also apply this comment to your discussion relating to stock option awards in the penultimate paragraph on page 25 of your definitive proxy.

Response:

On an annual basis, the Company’s Compensation Committee reviews each element of total compensation paid to the executive officers and then makes recommendations with respect to adjustments to each executive’s compensation, which are reviewed and approved by the Company’s Board of Directors. In connection with its annual review of executive compensation, the Compensation Committee may ask the Company’s Chief Financial Officer to analyze the base salaries, percentage equity ownership and percentage cash incentives paid to the Company’s executive officers against compensation awarded to such executive officers at comparable publicly-traded, medical device companies. In response to the Staff’s comment, the Company will disclose the peer group of selected medical device companies against which the Company compares its compensation levels in future filings. This analysis was requested by the Compensation Committee in 2008 and has been used in annual compensation reviews since. The Compensation Committee primarily uses the comparative analysis as a starting point in its annual review of executive compensation to benchmark each executive’s current compensation package against compensation packages offered to similar executive officers by the peer group companies. In general, the Compensation Committee tries to keep each executive’s base salary and total compensation at the midpoint of the range of base salaries and total compensation paid to similar executive officers at the peer group companies and may make recommendations to adjust an executive’s compensation accordingly. The goal of this review is to try to maintain base salaries and total compensation packages that are market competitive, so the Company can attract and retain executive talent. However, the

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Compensation Committee may deviate from this benchmark as it considers other factors such as each executive’s individual performance and responsibilities, the Company’s overall strategy and performance and the pool of resources available for compensation adjustments each year. These factors, especially the Company’s desire to reward individual efforts and performance, weigh much more heavily in the Compensation Committee’s final recommendations with respect to compensation adjustments and were the primary drivers behind the base salary increases that were recommended and approved for Mr. Lea and Dr. Tweden in 2010. Since the Company’s intent with respect to stock-based compensation relates more to aligning executives’ interests with those of the Company and encouraging their efforts for the long-term growth and success of the Company, the peer group analysis generally plays a role as a reference point in the Compensation Committee’s decisions to make additional awards of stock options to the executives. More importantly, the Compensation Committee considers individual performance and experience, contributions and achievements, stock option grants previously awarded to each executive and the Compensation Committee’s view of the appropriate levels of equity compensation for individuals with certain responsibilities, professional expertise and experience. Based on the Staff’s comment, the Company will clarify the Compensation Committee’s use of the peer group analysis in making adjustments to executive compensation in future filings.

5. We refer to your disclosure under “Annual Cash Incentives” on pages 23-24 of your definitive proxy statement. While we note your disclosure of the “Base Plan” and “Incremental Plan” objectives on page 24, it is unclear how the compensation committee “concluded that 25% of the 2009 ‘Base Plan’ corporate objectives and 33.3% of the 2009 ‘Incremental Plan’ corporate objectives had been met for all of the named executive officers.” Accordingly, please tell us and expand your disclosure in future filings to specify how the compensation committee determines whether corporate performance objectives have been achieved and how it recommends (and the Board of Directors approves) the applicable bonus award amounts. Refer to Regulation S-K Items 402(b)(1)(v) and 402(b)(2)(v).

Response:

As described on pages 23-24 of the Company’s definitive proxy statement, the Compensation Committee recommends and the Board of Directors approves new “Base Plan” and “Incremental Plan” corporate objectives for the Management Incentive Plan at the beginning of each year. When these objectives are established and approved, each objective, and, if applicable, the subparts to each objective, is weighted and assigned a percentage value relative to the “Base Plan” or “Incremental Plan” corporate objectives taken as a whole. At that time, the Compensation Committee also establishes the maximum bonus amount, based on a set percentage of each executive officer’s base salary, that the “Base Plan” and “Incremental Plan” corporate objectives are worth (see the tables on page 23 of the Company’s definitive proxy statement). Then, at the beginning of the following year, the Compensation Committee, with input from the Chief Executive Officer, reviews the performance objectives that were established and assesses whether the objectives were fully achieved, not achieved or partially achieved. If an objective was fully achieved, 100% credit is given for the objective. If an objective was not

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achieved, 0% credit is given for the objective. If an objective was partially achieved, the Compensation Committee, with input from the Chief Executive Officer, will review the objective and the Company’s performance to determine whether any partial credit is appropriate. In some cases, for example where an objective has subparts and one or more of the subparts was achieved, even though the main objective was not achieved, partial credit may be given for the subparts that were achieved. Since each of the objectives was assigned a weighting when it was established, the Compensation Committee adds the percentages for the objectives that were achieved to determine the total percentage of the “Base Plan” and “Incremental Plan” corporate objectives that were achieved for the year. Then, if there were any executive officers who did not serve as executive officers for the full year and had an agreement with the Company to receive a pro-rated amount of the Management Incentive Plan, like Mr. Cohen did in 2009, the Compensation Committee will calculate the pro-rated percentage of the bonus award that such executive officer is entitled to receive. Finally, the Compensation Committee calculates the bonus award amount for each executive officer by first multiplying (i) the total percentage amount that the “Base Plan” corporate objective was achieved by the maximum “Base Plan” bonus amount for that officer, (ii) the total percentage amount that the “Incremental Plan” corporate objective was achieved by the maximum “Incremental Plan” bonus amount for that officer and (iii) for all of the executive officers except the Chief Executive Officer, the total percentage amount that the individual objective was achieved by the maximum individual bonus amount for that officer and then adding the amounts together. Based on these calculations, the Compensation Committee recommends the bonus award amounts to be paid to each of the executive officers and the Board of Directors reviews and approves the payment of the awards. In response to the Staff’s comment, the Company will clarify how the Compensation Committee determines whether corporate performance objectives have been achieved and how it recommends and the Board of Directors approves the applicable bonus award amounts in future filings.

* * * * * * *

In connection with our above responses to the Comment Letter, EnteroMedics hereby represents that:

•	it is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the staff has additional comments, we would appreciate being advised by telephone and, if practical, would be pleased to take comments by telephone. With respect to matters relating to Form 10-K, do not hesitate to contact the undersigned at (651) 789-2764, or Michael Clausman at (612) 492-6971.

Sincerely,

/s/ Greg S. Lea

Greg S. Lea
Senior Vice President and Chief Financial Officer